Unaudited Condensed Interim Consolidated
Financial Statements and Notes

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2026 AND 2025
PRESENTED IN CANADIAN DOLLARS

Condensed Interim Consolidated Statements of Financial Position (Unaudited, Presented in Canadian dollars)

As at	Note	January 31, 2026	April 30, 2025
		$	$
ASSETS
Current assets
Cash and cash equivalents	5	502,971,699	132,616,939
Short-term investments		82,248,000	11,906,000
Value-added tax receivable	6	-	15,295,990
Other receivables		3,012,516	876,546
Prepaids and other expenses		1,682,348	2,311,585
Total current assets		589,914,563	163,007,060

Non-current assets
Exploration and evaluation assets	8d	327,623,767	241,527,631
Property, plant, and equipment		765,802	695,067
Investment in Vizsla Royalties Corp.	7	11,297,573	7,404,597
Investments in equity instruments	7	5,962,525	331,500
Warrants investments	7	1,929,090	-
Long-term value-added tax receivable	5	23,538,760	1,960,666
Capped call derivative options	10	58,553,464	-
Other non-current assets		-	16,248
Total non-current assets		429,670,981	251,935,709
Total assets		1,019,585,544	414,942,769

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		4,348,643	4,391,273
Interest payable	10	3,739,801	-
Due to related parties	9	749,224	394,027
Income tax payable		115,566	-
Total current liabilities		8,953,234	4,785,300

Non-current liabilities
Convertible notes	10	318,367,118	-
Derivative liabilities	10	210,612,133	-
Non-current accounts payable	8a	-	1,607,041
Total liabilities		537,932,485	6,392,341

SHAREHOLDERS' EQUITY
Share capital	11	604,021,638	421,292,611
Shares to be issued	8a,8b	14,703,396	8,458,861
Reserves		57,047,719	45,456,805
Accumulated other comprehensive income		40,201,189	8,913,400
Deficit		(234,320,883)	(75,571,249)
Total shareholders' equity		481,653,059	408,550,428
Total liabilities and shareholders' equity		1,019,585,544	414,942,769

Note 1 - Corporate Information and Nature of Operations

See accompanying notes to the condensed interim consolidated financial statements

Approved by the Board of Directors on March 11, 2026.

"Michael Konnert"	"Craig Parry"
Director, CEO	Director, Chairman

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Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) (Unaudited, Presented in Canadian dollars)

		Three months ended January 31,		Nine months ended January 31,
	Note	2026	2025	2026	2025
		$	$	$	$
Exploration and evaluation expenses	8b	-	-	(24,131)	-

General and administrative expenses
Office and administrative		(321,944)	(676,922)	(2,691,172)	(1,800,697)
Professional fees		(3,140,547)	(1,911,518)	(11,572,976)	(4,099,071)
Marketing and communication		(345,084)	(2,451,886)	(1,887,606)	(4,272,501)
Regulatory and transfer agent		(191,361)	(195,155)	(460,293)	(451,584)
Share-based compensation	11d-11g	(1,925,171)	(2,024,462)	(10,406,219)	(8,108,239)
Depreciation		54,125	(82,323)	(125,599)	(219,676)
Loss from operations		(5,869,982)	(7,342,266)	(27,143,865)	(18,951,768)

Other income (expense)
Interest and finance income		5,121,749	970,144	9,280,156	2,108,842
Finance costs	15	(152,810,747)	-	(152,810,747)	-
Foreign exchange gain (loss)		(1,336,712)	657,571	3,750,281	55,775
Revaluation gain (loss) on investment in instruments	7	2,761,878	(148,796)	5,236,878	69,606
Gain on debt settlement of Vizsla Royalties	7	-	-	-	321,862
Gain on spin out of Vizsla Royalties	7	-	-	-	13,749,421
Gain (Loss) in share of Vizsla Royalties	7	(522,237)	1,654,039	3,969,456	1,092,519
Transaction costs		(892,096)	-	(892,096)	(112,997)
Other income		-	77,543	-	77,543
Loss before income taxes		(153,548,147)	(4,131,765)	(158,634,068)	(1,589,197)

Current income tax		(30,365)	-	(115,566)	-
Net loss for the period		(153,578,512)	(4,131,765)	(158,749,634)	(1,589,197)

Other comprehensive Income (loss)
Items that will be reclassified subsequently
Translation gain (loss) on foreign operations		9,401,699	2,923,092	31,287,789	(28,721,090)
Comprehensive income (loss)		(144,176,813)	(1,208,673)	(127,461,845)	(30,310,287)
Basic and diluted loss per share		(0.44)	(0.01)	(0.47)	(0.01)

Weighted average number of common shares
Basic and diluted		346,549,859	284,372,312	335,398,270	259,531,533

See accompanying notes to the condensed interim consolidated financial statements

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Condensed Interim Consolidated Statements of Cash Flows (Unaudited, Presented in Canadian dollars)

		Nine months ended January 31,
	Note	2026	2025
		$	$
Operating activities
Net loss for the period		(158,749,634)	(1,589,197)
Items not affecting cash:
Depreciation		125,599	219,676
Share-based compensation	11d-11g	12,374,142	8,108,239
Unrealized gain on investments in equity instruments		(4,417,138)	(69,606)
Gain in share of Vizsla Royalties Corp.	7	(3,969,456)	(1,092,519)
Gain on debt settlement from Vizsla Royalties Corp.	7	-	(321,862)
Gain on spin out of Vizsla Royalties Corp.	7	-	(13,749,421)
Gain on investments in warrants investments	7	(819,740)	-
Loss on Capped Call Options	15	5,967,450	-
Revaluation loss on Derivative Liabilities	15	140,550,751	-
Interest expense on Convertible Note	15	3,813,272	-
Accretion expense on Convertible Note	15	2,479,274	-
Changes in non-cash working capital items	15	(11,627,246)	6,358,152

Net cash flows used in operating activities		(14,272,726)	(2,136,538)

Investing activities
Payments for exploration & evaluation assets and property plant & equipment	8	(41,748,114)	(21,655,914)
Purchase of capped call derivative options	10	(66,998,892)	-
Proceeds from disposals of investments	7	102,774	-
Acquisition of investments in equity instruments	7	(1,478,263)	(187,000)
Purchase of investments in warrants investments	7	(1,147,248)	-
Short-term investments in Guaranteed Investment Certificate ("GIC")		(70,342,000)	-
Net cash flows used in investing activities		(181,611,743)	(21,842,914)

Financing activities
Common shares proceeds - net of share issuance	11b	160,364,153	82,993,693
Proceeds from exercise warrants	11c	267,529	28,132,138
Proceeds from exercise of stock options	11d	11,182,979	5,245,580
Proceeds from convertible notes, net of transaction costs	10	404,382,031	-
Net cash flows provided by financing activities		576,196,692	116,371,411

Effects of exchange rate changes on cash and cash equivalents		(9,957,463)	(3,814,908)
Increase in cash and cash equivalents		370,354,760	88,577,051
Cash and cash equivalents, beginning of period		132,616,939	37,548,304
Cash and cash equivalents, end of period		502,971,699	126,125,355

Supplemental cash flow information (Note 15)

See accompanying notes to the condensed interim consolidated financial statements

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Condensed Interim Consolidated Statements of Changes in Equity (Unaudited, Presented in Canadian dollars, except for number of shares)

	Attributable to equity holders of the Company
	Number of common shares	Share Capital	Reserves	Share to be issued	Accumulated other comprehensive income (loss)	Deficit	Total
	#	$	$	$	$	$	$
Balance, April 30, 2024	232,642,035	270,775,104	36,572,860	882,830	21,927,333	(61,051,168)	269,106,959
Shares issued pursuant to property acquisition	1,182,264	2,694,681	-	8,827,694	-	-	11,522,375
Shares issued pursuant to over-allotment options, bought deal and ATM	33,593,600	88,912,770	-	-	-	-	88,912,770
Shares issued pursuant to exercise of warrants, options, and RSUs	19,198,870	33,559,016	(181,298)	-	-	-	33,377,718
Share issuance costs - cash	-	(5,919,077)	-	-	-	-	(5,919,077)
Stock-based compensation - options	-	-	6,929,105	-	-	-	6,929,105
Stock-based compensation - RSUs	-	-	1,179,134	-	-	-	1,179,134
Distribution to shareholders	-	-	-	-	-	(6,669,084)	(6,669,084)
Net loss and other comprehensive loss for the period	-	-	-	-	(28,721,090)	(1,589,197)	(30,310,287)
Balance, January 31, 2025	286,616,769	390,022,494	44,499,801	9,710,524	(6,793,757)	(69,309,449)	368,129,613
Shares issued pursuant to property acquisition	535,714	1,251,663	-	(1,251,663)	-	-	-
Shares issued pursuant to over-allotment options, bought deal and ATM	8,861,556	25,122,138	-	-	-	-	25,122,138
Shares issued pursuant to exercise of warrants, options, and RSUs	2,360,421	4,896,316	(603,221)	-	-	-	4,293,095
Share issuance costs - cash	-	-	-	-	-	-	-
Stock-based compensation - options	-	-	1,190,079	-	-	-	1,190,079
Stock-based compensation - RSUs	-	-	370,146	-	-	-	370,146
Net loss and other comprehensive income for the period	-	-	-	-	15,707,157	(6,261,800)	9,445,357
Balance, April 30, 2025	298,374,460	421,292,611	45,456,805	8,458,861	8,913,400	(75,571,249)	408,550,428
Shares issued pursuant to property acquisition	2,997,554	10,131,139	-	6,244,535	-	-	16,375,675
Shares issued pursuant to over-allotment options, bought deal and ATM	41,434,100	160,364,153	-	-	-	-	160,364,153
Shares issued pursuant to exercise of warrants, options, and RSUs	6,625,521	12,233,735	(783,228)	-	-	-	11,450,507
Stock-based compensation - options	-	-	6,689,814	-	-	-	6,689,814
Stock-based compensation - RSUs	-	-	2,649,559	-	-	-	2,649,559
Stock-based compensation - DSUs	-	-	1,752,164	-	-	-	1,752,164
Stock-based compensation - PRSUs	-	-	1,282,604	-	-	-	1,282,604
Net loss and other comprehensive income for the period	-	-	-	-	31,287,789	(158,749,634)	(127,461,845)
Balance, January 31, 2026	349,431,635	604,021,638	57,047,719	14,703,396	40,201,189	(234,320,883)	481,653,059

See accompanying notes to the condensed interim consolidated financial statements

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Notes to the Condensed Interim Consolidated Financial Statements
As at January 31, 2026, and April 30, 2025, and for the
three and nine months ended January 31, 2026, and 2025
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

1. Corporate Information and Nature of Operations

The Company was incorporated on September 26, 2017, under the Business Corporations Act (British Columbia) under the name Vizsla Capital Corp. On March 8, 2018, the Company changed its name to Vizsla Resources Corp. On February 5, 2021, the Company changed its name to Vizsla Silver Corp. (the "Company", "Vizsla Silver"). On January 21, 2022, Vizsla Silver Corp. was listed on the NYSE American and commenced trading under the symbol "VZLA". Effective November 7, 2024, the common shares of the Company were uplisted to the TSX under the symbol VZLA. The Company's principal business activity is the exploration of mineral properties. The Company currently conducts substantially all its operations in Canada and Mexico in one operating segment.

The head office and principal address of the Company is 595 Burrard Street, Suite 1723 Vancouver, BC V7X 1J1.

These condensed interim consolidated financial statements have been prepared using accounting principles applicable to a going concern which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

2. Basis of Presentation

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting. Certain disclosures included in the Company's audited consolidated financial statements for the years ended April 30, 2025 and 2024 ("Annual Financial Statements") prepared in accordance with IFRS® Accounting Standards ("IFRS Accounting Standards") as issued by the International Accounting Standards Board ("IASB") have been condensed or omitted, and accordingly, these condensed interim consolidated financial statements should be read in conjunction with the Company's Annual Financial Statements.

These condensed interim consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value. All financial information has been presented in Canadian dollars in these condensed interim consolidated financial statements, except when otherwise indicated.

These condensed interim consolidated financial statements were approved by the Board of Directors of the Company on March 11, 2026.

Adoption of new accounting standards

Effective May 1, 2025, the Company adopted the amendments to IAS 21 on lack of exchangeability. The amendments require entities to (i) assess whether a currency is exchangeable into another currency, (ii) estimate an appropriate spot rate when it is not exchangeable, and (iii) provide specific disclosures in those circumstances. Adoption had no impact on the Company's financial statements because the Company did not have transactions or balances in non-exchangeable currencies during the period.

The IASB has also issued amendments to IFRS Accounting Standards 9 and IFRS Accounting Standards 7 on classification and measurement of financial instruments, effective for annual periods beginning on or after January 1, 2026. The Company is currently assessing the potential impact of these amendments.

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Notes to the Condensed Interim Consolidated Financial Statements
As at January 31, 2026, and April 30, 2025, and for the
three and nine months ended January 31, 2026, and 2025
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. IFRS 18 will replace IAS 1; many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it may change what an entity reports as its 'operating profit or loss'. Key new concepts introduced in IFRS 18 relate to: (i) the structure of the statement of profit or loss; (ii) required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements (that is, management-defined performance measures); and (iii) enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. The Company is currently assessing the effects of IFRS 18 on the consolidated financial statements.

3. Material Accounting Policies

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the 2025 Annual Financial Statements with the exception of the following accounting policies that were adopted in the period

a) Foreign currencies

The functional currency for each of the Company's subsidiaries is the currency of the primary economic environment in which the entity operates. The Company considered the functional currency to be the Mexican Peso ("MXN") and Canadian Dollar ("CAD"). Effective November 1, 2025, the functional currency of each Company's subsidiaries changed from CAD and MXN to United States Dollar ("USD"). The change of functional currency was determined and treated in accordance with IAS 21 - The effects of changes in foreign exchange rates, which includes accounting for the functional currency change on a prospective basis.

The comparative information reflects the previous functional currency and has not been restated, consistent with the prospective treatment required by IAS 21. Management has disclosed the key factors considered in determining the change in functional currency in Note 4 -Significant judgements and estimates.

Foreign currency transactions

Foreign currency balances and transactions are translated into the respective functional currencies of each entity as follows:

   Monetary assets and liabilities are translated at period end exchange rates;
   Non-monetary assets and liabilities are translated at historical exchange rates in effect on the date transactions occurred;
   Expenses are translated using exchange rates approximating those in effect on the date transactions occurred; and
   Exchange gains and losses are included in profit or loss.

The Company elected not to change classification of outstanding warrants as a result of a change in the Company's functional currency.

b) Convertible debt

The Notes are an interest-bearing debt instrument, under the terms of which the Company has the right to settle all or part of the instrument in cash on the conversion date. As the Notes contain a conversion and redemption feature that give the holder and Company the right to convert before maturity, under certain circumstances, the Notes are classified as a financial liability with embedded derivatives. Under IFRS 9, Financial Instruments, the Company has the option to elect for the entire Note to be measured at fair value through profit and loss ("FVTPL"), or to bifurcate the host liability from the embedded feature. The Company has elected to account for the Notes as a hybrid instrument, with the embedded derivatives at FVTPL and the host debt at amortized cost. The debt component of the Notes is (i) initially recognized as the difference between the fair value of the financial instrument as a whole and the fair value of the embedded derivatives and (ii) is subsequently recognized at amortized cost using the effective interest rate method. The embedded derivatives represent the conversion and redemption features of the Notes and are (i) initially classified as a financial liability measured at fair value through profit or loss; and (ii) subsequently recognized at fair value with changes in fair value recognized in net earnings or loss. If the conversion feature is accounted for as a derivative liability, such derivative is considered when determining the classification of the entire instrument as current versus non-current.

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Notes to the Condensed Interim Consolidated Financial Statements
As at January 31, 2026, and April 30, 2025, and for the
three and nine months ended January 31, 2026, and 2025
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

Transaction costs that are directly attributable to issuing the convertible note are allocated to the host debt and included in its initial carrying amount; they are amortized using the effective interest rate. With the Notes transaction, the Company has elected to allocate all the transaction costs to the host liability, and none were allocated to the derivative liabilities. The transaction costs will be amortized into income using the effective interest method.

c) Capped call

The Company issued convertible senior notes and simultaneously entered into capped call option transactions with certain financial institutions. The capped call options are separate transactions and do not affect the accounting for the liability and equity components of the convertible notes.

The Capped Call is a derivative asset that is measured at fair value, with subsequent changes in fair value recognized through profit or loss.

4. Significant Judgments and Estimates

In preparing the Company's condensed interim consolidated financial statements for the three and nine months ended January 31, 2026, the Company applied the critical judgements and estimates, and key sources of estimation uncertainty disclosed in Note 4 of its 2025 Annual Financial Statements except as noted below:

In November 2025, the Company completed the issuance of convertible senior unsecured notes (the "Notes") and also purchased a series of Capped Call options, the valuation of which include the use of judgement and estimates. Refer to Note 10 of these condensed interim consolidated financial statements for the significant judgements and estimates in determining the fair value of the Notes and Capped Call options.

The preparation of the Company's condensed interim consolidated financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Functional currency

The functional currency for an entity is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of the parent entity and its subsidiaries to be USD. The Company made the determination considering the significance of USD denominated expenditures and the closing of USD $300,000,000 convertible senior notes offering.

Previously, the functional currency was CAD and MXN respectively, but effective November 1, 2025, the Company determined it was USD. Determination of an entity's functional currency requires judgment where the operations of the Company are changing, or currency indicators are mixed. Additionally, the timing of a change in functional currency is a judgment as the balance of currency indicators may change over time.

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Notes to the Condensed Interim Consolidated Financial Statements
As at January 31, 2026, and April 30, 2025, and for the
three and nine months ended January 31, 2026, and 2025
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

5. Cash and cash equivalents

Cash and cash equivalents of $502,971,699 (April 30, 2025: $132,616,939), including $467,391,699 in term deposits that are cashable within one to three months (April 30, 2025: $85,115,000). The term deposits earn interest at a range between 2.50% and 4.45% (April 30, 2025: 3.14%-3.25%).

At January 31, 2026, the Company had $5,534,288 ($70,405,680 MXN) (April 30, 2025: $1,510,684 ($21,443,344 pesos)) and USD $326,952,195 ($443,412,567) (April 30, 2025: USD $19,253,766 ($26,593,301)).

6. Value-added tax receivable

Value-added taxes ("VAT") receivables are generated on the purchase of supplies and services and are receivable from the Mexican government. The Company classifies VAT receivables as non-current if it does not expect collection of certain amounts to occur within the next year. The recovery of VAT involves a complex application process, and the timing of collection of VAT receivables is uncertain.

As at January 31, 2026, the current VAT receivable are as follows:

	January 31, 2026	April 30, 2025
	$	$
Total Value-added tax receivable	23,538,760	17,256,656
Less: non-current portion	23,538,760	1,960,666
Current portion	-	15,295,990

During the nine months period ended January 31, 2026, the Company received a net refund of VAT of $1,093,610 (MXN $15,300,230 (Year ended April 30, 2025: $3,785,015 (MXN $53,688,159)) from the tax authorities.

7. Investments

a) Investment in Vizsla Royalties Corp.

On June 12, 2025, Vizsla Royalties Corp. completed a bought deal offering of 31,510,000 common shares at a price of $2.00 per common share for aggregate gross proceeds of $63,020,000, including proceeds raised from the over-allotment option, exercised in full, which the Company was not a part of. In consideration of the services provided by the Underwriters in connection with the Offering, Vizsla Royalties Corp paid to the Underwriters a cash commission equal to 5% of the gross proceeds for net proceeds of $59,869,000

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Notes to the Condensed Interim Consolidated Financial Statements
As at January 31, 2026, and April 30, 2025, and for the
three and nine months ended January 31, 2026, and 2025
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

A summary of the company's investment activity in Vizsla Royalties Corp. is as follows:

$
Addition of an associate	6,911,174
Share of loss of an associate	(1,396,134)
Deemed disposal gain	1,889,557
Balance as of April 30, 2025	7,404,597
Share of loss of an associate	(3,194,993)
Deemed disposal gain	7,164,450
Effect of change in exchange rate	(76,481)
Balance as of January 31, 2026	11,297,573

As of January 31, 2026, the Company holds a 17.10% (April 30, 2025: 32.89%) interest in Vizsla Royalties Corp. Despite the ownership being below 20%, the Company continues to exercise significant influence through its representation of 40% of the board of directors.

Royalty agreement - Net Smelter Royalty ("NSR")

As of January 31, 2026, Vizsla Royalties Corp. holds 3.5% NSR on the Silverstone Concessions of which 0.5% was retained from the spin-out from the Company, and 2.0% NSR on multiple properties that are part of the Panuco-district.

b) Investment in equity and warrants

The Company has elected to hold certain equity securities consisting of shares and warrants in publicly traded exploration-stage mining companies for strategic partnerships and investment purposes. The investments balance consists of:

	Equity investments	Warrants Investments
Balance as of April 30, 2025	331,500	-
Acquisition of investments	1,478,263	1,147,248
Sale of investments	(102,774)	-
Change in fair value	4,417,138	819,740
Effect of change in exchange rate	(161,602)	(37,898)
Balance as of January 31, 2026	5,962,525	1,929,090

8. Exploration and Evaluation assets

a) Acquisition of Goanna Resources, S.A.P.I. de C.V (La Garra claims)

The Company entered into a share purchase agreement (the "SPA") dated March 27, 2024, with Exploradora Minera La Hacienda S.A. de C.V. and Manuel de Jesus Hernandez Tovar (collectively, the "Sellers") pursuant to which they agreed to acquire (the "Acquisition") all of the outstanding shares of Goanna Resources, S.A.P.I. de C.V. ("Goanna Resources"), a private Mexican corporation, from the Sellers. Goanna Resources is the owner of the La Garra-Metates District.

Pursuant to the SPA, the Company agreed to make cash payments in an aggregate of $4,134,621 (US$3,075,000) in cash (collectively, the "Cash Payments") and issue a fixed number of shares amounting in aggregate to 5,555,555 common shares in the capital of the Company (collectively, the "La Garra Consideration Shares") to the Sellers. Given the deferred share consideration is fixed, the Company has accounted for equity recorded as "Shares to be Issued." For accounting purposes, the acquisition was recorded as an asset acquisition as Goanna Resources did not meet the definition of a business, as defined in IFRS 3 -Business Combinations.

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Notes to the Condensed Interim Consolidated Financial Statements
As at January 31, 2026, and April 30, 2025, and for the
three and nine months ended January 31, 2026, and 2025
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

Cash Payments will be made, and the La Garra consideration shares will be issued over a period of 24 months from closing. On October 7, 2024, the Company and the Sellers agreed to establish this date as the effective date for the La Garra considerations shares ("effective date") and an updated payment schedule for the Cash Payments changing the timing of them to start on October 30, 2024 and the subsequent payments to happen in the same schedule originally set up.

As at January 31, 2026, substantially all consideration under the SPA had been settled, with the exception of US$1,300,000 in cash payments and 2,142,857 shares, which remain payable and issuable to the Sellers in accordance with the terms of the SPA due on July 30, 2026.

b)  Acquisition of Santa Fe

Purchase Agreement - Exploration Concessions

The Company entered into a purchase agreement (the "Purchase Agreement") dated May 14, 2025 with Mr. Eduardo de la Peña Gaitán (the "Vendor").

Under the terms of the Purchase Agreement, Vizsla Silver agreed to purchase (the "Purchase") certain exploration concessions (the "Exploration Concessions") comprising the Santa Fe Project.

As of January 31, 2026, the Company have completed the following:

  Paid the total cash consideration of $1,987,671 (USD $1,428,571) on the effective date of the Purchase Agreement (the "Effective Date"), and
  Paid 50% of the tenement taxes owed by the Optionors to Governmental Entities concerning the mineral concessions in the amount of $483,160 ($6,573,607 Mexican Pesos)

The Company agreed to issue, in three installments, the 2,746,780 common shares in the capital of the Company (the "Purchase Shares"), commencing on May 14, 2026.

The share consideration was measured based on fair value of the shares applying a Discount for Lack of Marketability (DLOM) to adjust for liquidity. DLOM is based on the risk arising from the restrict holding period set out on the Acquisition. The share price is derived from the market price on the effective date, June 17, 2025, of $4.83, with consideration for the lack of marketability. This effectively defers the issuance of 2,746,780 common shares of Vizsla, which hold an aggregate value of $10,816,100, to be fulfilled over a period of 36 months from the closing date of the Acquisition.

Option Agreement - Production Concessions

The Company entered into an option agreement (the "Option Agreement") dated May 14, 2025 with Mr. Eduardo de la Peña Gaitán, on his own behalf and in representation of Margarita Gaitán Enríquez, Mariano Pablo Fuente Chapoy, Industrial Minera Tres Tortugas, S.A. de C.V., Grupo Tres Tortugas, S.A. de C.V., Industrial Minera Sinaloa, S.A. de C.V. and Inca Azteca Gold, S.A. de C.V. (collectively, the "Optionors"). Under the terms of the Option Agreement, Vizsla Silver has the option (the "Option") to acquire a 100% interest in certain production concessions (the "Production Concessions") comprising the Santa Fe Project over a five-year period.

Page | 11

Notes to the Condensed Interim Consolidated Financial Statements
As at January 31, 2026, and April 30, 2025, and for the
three and nine months ended January 31, 2026, and 2025
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

The Company may exercise the Option by:

  Incurring exploration expenditures of US$4,000,000 on the Production Concessions according to a payment schedule within 60 months of the effective date.
  Paying to the Optionors a total cash consideration of US$1,500,000 according to a payment schedule within 60 months of the effective date.
  Issuing to the Optionors 1,373,390 common shares in the capital of the Company (the "Option Shares") according to a payment schedule within 60 months of the effective date.

As of January 31, 2026, the Company has not made any disbursements, except for covering 50% of the tenement taxes owed by the Optionors. Additionally, the Company has not engaged in any share issuances during this period.

c) Acquisition of Fresnillo

Terms of the Acquisition

The Company entered into an asset purchase agreement with Fresnillo and the Company's wholly owned subsidiary, Minera Canam, S.A. de C.V., pursuant to which the Company agreed to acquire, through Minera Canam, all of Fresnillo's right, title and interest in and to the Claims.

Pursuant to the acquisition agreement, the Company has agreed to pay USD $2,000,000 and issue 854,697 common shares in the capital of the Company to Fresnillo. The Consideration Shares are subject to a four-month hold period pursuant to applicable Canadian securities laws. As of January 31, 2026, the consideration, inclusive of common shares and cash, were paid to Fresnillo.

d) Exploration and Evaluation assets

The Company's Exploration and Evaluation assets consist of the Panuco district, Panuco Central & East, Santa Fe, La Garra, San Enrique. Costs related to the properties can be summarized as follows:

	Panuco - district	Panuco Central & East	Santa Fe	La Garra	San Enrique[2]	Total
Cost
	$	$	$	$	$	$
As at April 30, 2024	207,315,821	-	-	-	1,390,673	208,706,494
Additions	25,584,306	-	17,670	18,350,905	543,016	44,495,897
Effect of change in exchange rate	(11,551,104)	-	-	-	(123,656)	(11,674,760)
As at April 30, 2025	221,349,023	-	17,670	18,350,905	1,810,033	241,527,631
Additions	43,236,740	100,054	14,103,764	294,278	258,149	57,992,985
Transfers[1]	(46,981,280)	18,876,150	-	-	28,105,130	-
Effect of change in exchange rate	26,464,582	1,053,078	784,729	36,785	(236,023)	28,103,151
As at January 31, 2026	244,069,065	20,029,282	14,906,163	18,681,968	29,937,289	327,623,767

(1) The Company transferred certain mining concessions from Minera Canam to newly formed entities Panuco Silver Resources S.A de C.V (Panuco Central & East) and Sinaloa Minerals Explorations S.A de C.V (San Enrique). The transfer was performed in accordance with Mexican Income Tax Law and the Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations issued by the Organization for Economic Co-operation and Development.

(2) The consideration shares were subject to a four-month hold period pursuant to applicable Canadian securities laws and Inca Azteca Gold has agreed to voluntary resale restrictions, whereby 12.5% of the consideration shares will become free trading on the date that is four months and one day from the effective date and an additional 12.5% will become free trading every three months thereafter. As of January 31, 2026, 112,035 common shares are still under restriction.

Page | 12

Notes to the Condensed Interim Consolidated Financial Statements
As at January 31, 2026, and April 30, 2025, and for the
three and nine months ended January 31, 2026, and 2025
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

9. Related Party Transactions

During the nine-month periods ended January 31, 2026, and 2025, the Company had the following related party transactions:

(a) The Company has incurred $5,022,653 (January 31, 2025: $2,827,094) in salary, consulting fees, and management fees to the Company's officers, directors, and companies owned by the Company's officers as compensation.

(b) The Company has incurred $336,398 (January 31, 2025: $311,750) in director fees to the Company's independent directors.

(c) The Company has paid $2,794,940 (January 31, 2025: $585,000) to a company with common directors and officers for technical consulting and General and Administrative expenses.

(d) The Company has granted 2,450,000 (January 31, 2025: 4,850,000) stock options to officers and directors of the Company (Note 11(d)).

(e) The Company has granted 750,000 (January 31, 2025: 360,000) RSUs to officers of the Company (Note 11(e)).

(f) The Company has granted 850,000 (January 31, 2025: nil) DSUs to directors of the Company (Note 11(f)).

(g) The Company has granted 725,000 (January 31, 2025: nil) Performance-Based Restricted Stock Units ("PRSU") to officers of the Company.

(h) As of January 31, 2026, $749,224 (April 30, 2025: $394,027) was payable to Companies with common directors and officers.

During the three-month periods ended January 31, 2026, and 2025, the Company had the following related party transactions:

(i) The Company has incurred $2,621,618 (January 31, 2025: $2,095,846) in salary, consulting fees, and management fees to the Company's officers and companies owned by the Company's officers as compensation.

(j) The Company has incurred $123,292 (January 31, 2025: $136,750) in director fees to the Company's independent directors.

(k) The Company has paid $1,455,379 (January 31, 2025: $195,000) to a company with common directors and officers for technical consulting and General and Administrative expenses.

These transactions are in the normal course of operations and have been valued in these condensed interim consolidated financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Page | 13

Notes to the Condensed Interim Consolidated Financial Statements
As at January 31, 2026, and April 30, 2025, and for the
three and nine months ended January 31, 2026, and 2025
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

10. Convertible Notes Offering and Capped Call

Convertible Notes & Derivative Liabilities

Convertible Notes	January 31, 2026
Balance as of April 30, 2025	-
Initial Recognition	347,540,926
Less: Deferred Transaction Costs	(18,857,969)
Accretion Expense	2,479,274
Effect of change in exchange rate	(12,795,113)
Balance as of January 31, 2026	318,367,118

Derivative Liabilities	January 31, 2026
Balance as of April 30, 2025	-
Initial Recognition	75,699,074
Effect of change in exchange rate	(5,637,692)
Change in fair value	140,550,751
Balance as of January 31, 2026	210,612,133

In November 2025, the Company issued USD $300,000,000 ($423,240,000) of convertible senior unsecured notes (the "Notes") via private placement. The Company received $404,382,031 after commissions, fees and transaction costs of USD $13,386,651 ($18,857,969). The transaction costs are included in the amortized value of the host contract and amortized over the life of the Notes using the effective interest method. The Notes pay interest semi-annually at a rate of 5% per annum commencing on July 15, 2026, and mature on January 15, 2031. The holders of the Notes may convert their Notes in shares, cash or a combination thereof at the Company's discretion, under the following circumstances: (1) the closing sale price of the Company's shares exceeds 130% of the conversion price of USD$5.84 per share for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding quarter, and only in the following quarter (the "Share Price Threshold"); (2) the trading price per $1,000 principal amount of the Note is equal to or less than 98% of the product of the closing sale price of the Company's common shares and the applicable conversion rate; (3) the Notes are called for redemption by the Company; or (4) after October 15, 2030. The conversion rate is 171.3062 common shares per USD $1,000 principal amount of notes which represents a conversion price of approximately USD$5.84 per share. Upon conversion the Company may settle the obligation, at its sole discretion, in either common shares, in cash at an equivalent value or in a combination of both.

The Company may redeem for cash all or any portion of the Notes on or after January 22, 2029, but only if the Vizsla Silver stock price reaches at least 130% of the conversion price for 20 out of the previous 30 consecutive trading days. The Share Price Threshold was not met during the three and nine months ended January 31, 2026. The redemption price represents 100% of the principal amount of the Notes, plus accrued and unpaid interest. The Notes contain a make-whole provision such that, in the event of a redemption, the conversion price is adjusted to ensure no loss to the Note holders. Upon the occurrence of specified corporate transactions, such as a change of control, major corporate transaction, or liquidation, and the Company must offer to repurchase all or part of the outstanding Notes for cash.

The Notes mature on January 15, 2031 and has an effective interest rate of 10.59%. Any Notes not converted, repurchased or redeemed prior to the maturity date will have their principal amount repaid by Vizsla Silver in cash at maturity.

Page | 14

Notes to the Condensed Interim Consolidated Financial Statements
As at January 31, 2026, and April 30, 2025, and for the
three and nine months ended January 31, 2026, and 2025
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

Under IFRS 9, Financial Instruments, the conversion and redemption features ("Derivative Liability") embedded in the Notes are bifurcated from the host debt and recognized as derivative liabilities because they are not closely related to the host and may be settled in cash, shares, or a combination thereof. The derivative liabilities are measured at fair value on initial recognition and at each reporting date, with changes recognized in profit or loss. The host debt is recognized at the residual amount, after allocating fair value to the embedded derivatives and deducting transaction costs and is subsequently measured at amortized cost using the effective interest method.

The embedded derivative used a market calibration approach based on the observable traded price of the convertible notes. Under this approach, the fair value of the embedded derivative was determined using a valuation model calibrated to the market price of the instrument. The host debt component was then measured as the residual amount, representing the difference between the observed fair value of the convertible notes and the fair value attributed to the embedded derivative.

The Derivative Liabilities are classified as a Level 3 financial instrument based on the IFRS 13, Fair Value Measurement. Subsequently the approach is to fair value debt using calibrated credit spread and apply residual balance by subtracting the fair value of the debt from the value of the traded hybrid instrument to embedded derivative. The following key assumptions were used in the valuation model:

	Key Assumption Inception	Key Assumption January 31, 2026
Debt traded price	103.60	138.50
Volatility Rate	45%	-
Share price	USD $3.99	USD $5.09
Credit Spread	4.95%	4.70%

Capped Call Derivative Options

Concurrently with the issuance of the Notes, the Company purchased cash-settled call options (the "Capped Calls") with a strike price equal to initial conversion price of the Notes of USD$5.84 and with a cap price of US$10.51, a term consistent with the term of the Notes. This transaction effectively increased the conversion price of the Notes up to USD$10.51 per share. The purchase price for the Capped Call transactions was approximately USD $47,490,000 ($66,999,000). The capped call options are separate transactions and do not affect the accounting for the Convertible Notes and Derivative Liability.

The Capped Calls are accounted for as a derivative asset and are remeasured at fair value through profit and loss at each reporting date. The Capped Calls are classified as a Level 3 of the fair value hierarchy under IFRS 13, Fair Value Measurement. At Inception, the Capped Calls were valued at the premium paid; subsequently they are valued using binomial option-pricing model. The key assumptions used in the valuation model at January 31, 2026, used in valuation of the conversion option are:

Key Assumption January 31, 2026
Maturity Date	January 15, 2031
Strike Price	USD $5.84
Cap	USD $10.51
Share price	USD $5.09
Volatility Rate	63%
Risk free rate	3.79%

Page | 15

Notes to the Condensed Interim Consolidated Financial Statements
As at January 31, 2026, and April 30, 2025, and for the
three and nine months ended January 31, 2026, and 2025
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

As at January 31, 2026, the fair value of the Capped Calls was USD $43,174,653 ($58,553,464), resulting in a fair value loss of USD $4,315,347 ($5,967,450) that has been recognized in Finance Costs (Note 15) for the three and nine-months ended January 31, 2026.

11. Share Capital

a) Authorized

The Company's authorized capital stock consists of an unlimited number of common shares and an unlimited number of preferred shares without nominal or par value.

b) Issued and outstanding

As of January 31, 2026, 349,431,635 (April 30, 2025: 298,374,460) common shares with no par value were issued and outstanding.

During the nine-month period ended January 31, 2026, the Company issued common shares as follows:

On July 14, 2025, the Company completed the bought deal public offering of 38,334,100 common shares of the Company at a price of US$3.00 per common share for aggregate gross proceeds of $156,942,638 (USD $115,002,300). The Company paid to the underwriters a cash commission equal to $8,291,396 (USD $6,075,815) in cash share issue costs and other costs for net proceeds of $129,140,382 (USD $108,926,485).

The Company conducted a series of financings through its existing ATM facility. As a result, a total of 3,100,000 common shares were issued at a weighted average share price of US$3.13 per common share for aggregate gross proceeds of $13,297,831 (US$9,691,598). The Company paid the underwriters a cash commission equal to $1,753,644 (US$1,278,074) in cash share issue costs and other costs for net proceeds of $16,492,296 (US$12,019,757). Cash commissions to the underwriters of the transactions for a total of $9,569,470 (US$ 6,985,015).

On July 16, 2025, the Company issued 595,238 common shares for a total value of $1,334,216 to the sellers in relation to the acquisition of Goanna Resources (Note 8(a)). On October 16, 2025, the Company issued 714,286 common shares for a total value of $1,535,468 to the sellers in relation to the acquisition of Goanna Resources (Note 8(a)). On January 16, 2026, the Company issued 833,333 common shares for a total value of $1,701,880 to the sellers in relation to the acquisition of Goanna Resources (Note 8(a)).

On January 15, 2026, the Company issued 854,697 common shares for a total value of USD $4,000,000 ($5,559,575) to the sellers in relation to the acquisition of Fresnillo land claims (Note 8(c)).

During the nine-month period ended January 31, 2025, the Company issued common shares of the Company as follows:

14,987,837 warrants were exercised at a weighted average exercises price of $1.90 for proceeds of $28,132,138, and 4,097,722 options were exercised at a weighted average exercise price of $1.28 for proceeds of $5,245,580. 113,311 RSUs were exercised and converted to common shares at the vested price of $1.60.

On September 19, 2024, the Company completed its previously announced bought deal public offering of 25,000,000 common shares of the Company at a price of $2.60 per share for aggregate gross proceeds of $65,000,000. In addition, the Company granted the underwriters an over-allotment option exercisable at the same price to purchase 3,750,000 which was exercised for gross proceeds of $9,750,000.

Page | 16

Notes to the Condensed Interim Consolidated Financial Statements
As at January 31, 2026, and April 30, 2025, and for the
three and nine months ended January 31, 2026, and 2025
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

On October 25, 2024, the Company completed an at-the-market offering ("ATM") of 3,900,000 common shares of the Company at a price of $2.95 (US$2.19) for gross proceeds of $11,508,172 (US$8,537,880). Cash commissions to the underwriters of both transactions totaled $5,394,006.

On May 8, 2024, the Company issued 448,137 shares in relation to the acquisition of San Enrique claims (Note 8d).

On October 16, 2024, the Company issued to the Sellers 257,937 shares in relation to the acquisition of Goanna Resources (Note 8(a).

On January 16, 2025, the Company issued 476,190 shares to the Sellers in relation to the acquisition of Goanna Resources (Note 8(a)).

c) Warrants

A summary of the Company's warrant activity is as follows:

	January 31, 2026		April 30, 2025
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
	#	$	#	$
Warrants outstanding, beginning of the period	233,553	1.48	15,437,163	1.89
Exercised	(178,353)	1.48	(15,040,837)	1.90
Expired	-	-	(162,773)	1.57
Warrants outstanding, end of the period	55,200	1.48	233,553	1.48

The following warrants were outstanding and exercisable on January 31, 2026:

Expiry date	Exercise price (1)	Number of warrants outstanding and exercisable
	$	#
February 28, 2026	1.48	55,200

(1) According to the Arrangement with Vizsla Royalties on June 24, 2024 (Note 7), each Vizsla Silver Warrant was exchanged for one Vizsla Silver Replacement Warrant with the exercise price being adjusted accordingly.

The remaining warrants were exercised on February 24, 2026.

d) Options

The Company has adopted a Stock Option Plan pursuant to which options may be granted to directors, officers, and consultants of the Company. Under the terms of the Plan, the Company can issue a maximum of 10% of the issued and outstanding common shares at the time of the grant, a maximum term of 10 years, and the exercise price of each option is determined by the directors but may not be less than the closing market price of the Common Shares on the day preceding the date of granting of the option less any available discount, in accordance with TSXV Policies. No option may be granted for a term longer than ten years. Options granted under the Plan including vesting and the term, are determined by, and at the discretion of, the Board of Directors.

Page | 17

Notes to the Condensed Interim Consolidated Financial Statements
As at January 31, 2026, and April 30, 2025, and for the
three and nine months ended January 31, 2026, and 2025
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

A summary of the Company's stock option activity during the nine-month period ended January 31, 2026 and year ended April 30, 2025 is as follows:

	January 31, 2026		April 30, 2025
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	$	#	$
Options outstanding, beginning of the period	18,539,000	1.91	18,803,722	1.66
Issued	4,092,500	2.91	6,050,000	2.24
Cancelled	(4,000)	2.90	(175,000)	1.73
Exercised	(6,065,000)	1.82	(6,139,722)	1.44
Options outstanding, end of the period	16,562,500	2.19	18,539,000	1.91
Options exercisable, end of the period	12,904,000	2.05	14,110,000	1.85

A summary of the Company's stock options outstanding and exercisable as of January 31, 2026, is as follows:

Expiry date	Exercise price	Adjusted exercise price	Adjusted exercise price (1)	Number of Options outstanding	Number of Options exercisable
	$	$	$	#	#
February 17, 2026	1.5	1.44	1.43	200,000	200,000
June 22, 2026	2.31	2.22	2.20	1,415,000	1,415,000
July 27, 2026	2.44	2.34	2.32	69,500	69,500
September 24, 2026	2.25	2.25	2.23	1,165,000	1,165,000
February 1, 2027	2.45	2.45	2.43	200,000	200,000
June 2, 2027	1.74	1.74	1.72	185,000	185,000
February 10, 2028	1.6	1.6	1.59	1,048,000	1,048,000
May 19, 2028	1.6	1.6	1.59	2,124,000	2,124,000
November 15, 2028	1.36	1.6	1.59	200,000	200,000
February 27, 2029	0.15	0.14	0.14	480,000	480,000
June 12, 2029	2.26	2.26	2.24	5,538,000	4,332,000
May 1, 2030	2.90	2.90	2.90	3,895,500	1,468,500
July 29, 2030	4.33	4.33	4.33	42,500	17,000
				16,562,500	12,904,000

According to the Arrangement with Vizsla Royalties on June 24, 2024, each Vizsla Silver Option was exchanged for one Vizsla Silver Replacement Option with the exercise price being adjusted accordingly.

Page | 18

Notes to the Condensed Interim Consolidated Financial Statements
As at January 31, 2026, and April 30, 2025, and for the
three and nine months ended January 31, 2026, and 2025
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

A summary of the Company's assumptions used in the Black-Scholes option pricing model to calculate the fair value of the options granted is as follows:

	January 31, 2026	April 30, 2025
Risk Free Interest Rate	2.70% - 3.03%	3.41%
Expected Dividend Yield	-	-
Expected Volatility	75%	75%
Expected Term in Years	5 years	5 years

The Company recorded a fair value of $6,689,815 as share-based compensation for the nine-month period ended January 31, 2026 (January 31, 2025: $6,929,105) after adjusting for an estimated forfeiture rate of 4%, which resulted in a reduction of the fair value of share-based compensation by $278,742 for the nine-month period ended January 31, 2026 (January 31, 2025: $287,092).

Subsequent to January 31, 2026, a total of 12,000 options were exercised at a weighted average exercise price of $2.24 for proceeds of $26,880.

e) Restricted shares units ("RSU")

A summary of the Company's RSU activity is as follows:

	January 31, 2026		April 30, 2025
	Number of RSUs	Weighted average exercise price	Number of RSUs	Weighted average exercise price
	#	$	#	$
RSUs outstanding, beginning of the period	1,360,868	2.06	1,044,073	1.69
Issued	1,582,000	3.02	775,000	2.34
Exercised and converted to shares	(382,168)	2.05	(378,732)	1.68
Cancelled	(6,853)	2.10	(79,473)	1.79
RSUs outstanding, end of the period	2,553,847	2.26	1,360,868	2.06

The following RSUs were outstanding and exercisable on January 31, 2026:

Grant date	Exercise price	Number of RSUs outstanding	Number of RSUs exercisable
	$	#	#
10-Feb-23	1.60	261,511	-
01-Apr-24	1.89	212,000	-
12-Jun-24	2.34	503,336	-
01-May-25	2.90	1,445,000	-
29-Jul-25	4.33	132,000	-
		2,553,847	-

For the nine-month period ended January 31, 2026, the Company has recognized a share-based compensation of $2,649,559 (January 31, 2025: $1,179,134) for the RSUs. For the nine-month period ended January 31, 2026, the Company used an estimated forfeiture rate of 4%, resulting in an impact of $110,398 (January 31,2025: $49,131), which reduces the fair value of share-based compensation.

Page | 19

Notes to the Condensed Interim Consolidated Financial Statements
As at January 31, 2026, and April 30, 2025, and for the
three and nine months ended January 31, 2026, and 2025
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

f) Deferred shares units ("DSU")

On May 1, 2025, the Company granted 850,000 deferred share units (each, an "DSU") to directors of the Company. The DSUs vest immediately and will be exchanged for one common share of the Company upon the time that the Optionee ceases to hold their position as an independent director.

During the nine-month period ended January 31, 2026, the Company has recognized a share-based compensation of $1,752,164 (January 31, 2025: $nil) for the DSUs. The Company used an estimated forfeiture rate of 4%, resulting in an impact of $73,007 (January 31,2025: $nil), which reduces the fair value of share-based compensation.

g) Performance restricted shares units ("PRSU")

On November 12, 2025, the Company granted 1,550,000 performance restricted share units (each, a "PRSU"). The PRSUs will vest one year after the public announcement of the Panuco feasibility Study and will be exchanged for one common share of the Company.

During the nine-month period ended January 31, 2026, the Company has recognized a share-based compensation of $1,282,604 (January 31, 2025: $nil) for the PRSUs. The Company used an estimated forfeiture rate of 4%, resulting in an impact of $53,442 (January 31, 2025: $nil), which reduces the fair value of share-based compensation.

h) Shares to be issued

During the nine-month period ended January 31, 2026:

In relation to the acquisition of La Garra claims, a total of 2,142,857 remains as shares to be issued with a total value of $3,887,298. This is recorded pursuant to the agreement (Note 8(a)).

In connection with the acquisition of the Santa Fe exploration concessions, a total of 2,746,780 remains as shares to be issued with a total value of $10,816,100. This is pursuant to the agreement (Note 8(b)).

12. Financial Instruments and risks

Fair value of financial instruments

The Company applied the following fair value hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:

The three levels are defined as follows:

  Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
  Level 2 - inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for the full term of the financial instrument.
  Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Page | 20

Notes to the Condensed Interim Consolidated Financial Statements
As at January 31, 2026, and April 30, 2025, and for the
three and nine months ended January 31, 2026, and 2025
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

The Company's financial instruments are cash and cash equivalents, short-term investments, other receivables, warrants investments, capped call derivative options, equity investments, accounts payable and accrued liabilities, due to related party and convertible notes.

The fair value of financial instruments which trade in active markets, such as share and warrant equity instruments, is based on quoted market prices at the balance sheet date. The quoted market price used to value financial assets held by the Company is the current closing price. Warrants that do not trade in active markets have been valued using the Black-Scholes pricing model. Debt instruments have been valued using the effective interest rate for the period that the Company expects to hold the instrument and not the rate to maturity.

During the three and nine-month periods ending January 31, 2026 there were no transfers between levels 1, 2 and 3 and there were no changes in valuation techniques. The following table illustrates the classification of the Company's financial assets and liabilities within their hierarchy as at January 31, 2026 and April 30, 2025:

	Financial Instrument Category (1)	Fair Value Hierarchy	January 31, 2026	April 30, 2025
Financial assets
Cash and cash equivalents	B		502,971,699	132,616,939
Other receivables	B		3,012,516	876,546
Investments
Short-term investments	A	Level 1	82,248,000	11,906,000
Investments in equity instruments	A	Level 1	5,962,525	331,500
Warrants investments	A	Level 2	1,929,090	-
Capped call derivative options	A	Level 3	58,553,464	-
			654,677,294	145,730,985

Financial liabilities
Accounts payable and accrued liabilities	C		4,348,643	4,391,273
Due to related parties	C		749,224	394,027
Derivative liabilities	A	Level 3	210,612,133	-
Convertible notes	C		318,367,118	-
			534,077,118	4,785,300

(1) Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Financial assets at amortized cost; and Category C=Financial liabilities at amortized cost.

The table below shows the effect, at January 31, 2026, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by a sensitivity analysis under the following scenarios, detailed in the following table.

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Notes to the Condensed Interim Consolidated Financial Statements
As at January 31, 2026, and April 30, 2025, and for the
three and nine months ended January 31, 2026, and 2025
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

Instrument Level 3	Valuation Technique	Main unobservable inputs	Impacts (in USD$) Sens, -5% Unfavorable scenario	Impacts (in USD$) Sens, +5% Favourable scenario
Capped Call Derivative Options	Binomial Option-Pricing Model	Volatility	(20.38%)	19.57%

			Impacts (in USD$) Sens, -2.5% Unfavorable scenario	Impacts (in USD$) Sens, +2.5% Favourable scenario
Derivative Liabilities	Market calibration Model	Credit Spread	(18.21%)	15.95%

Risks

The Company's financial instruments are exposed to certain financial risks, including liquidity risk, credit risk and interest rate risk.

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principle financial risks to which the Company is exposed to are:

i. Credit risk

ii. Liquidity risk

iii. Market risk

iv. Foreign Currency risk

v. Interest rate risk

vi. Price risk

The Company's Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

i. Credit risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered with the Company. The Company is exposed to credit-related losses in the event of non-performance by the counterparties. The carrying amounts of financial assets best represent the maximum credit risk exposure at the reporting date. Cash and cash equivalents are held with reputable banks in Canada. The long-term credit rating of these banks, as determined by Standard and Poor's, was A+. As at January 31, 2026, the cash on deposit at these institutions was more than federally insured limits. However, management believes credit risk is low given the good credit ratings of the banks.

ii. Liquidity risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they become due. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2026, the Company had a cash and cash equivalents balance of $502,971,699 to settle current liabilities of $8,953,234.

All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. The Company also has a convertible note outstanding with a maturity extending beyond 30 days. Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

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Notes to the Condensed Interim Consolidated Financial Statements
As at January 31, 2026, and April 30, 2025, and for the
three and nine months ended January 31, 2026, and 2025
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

Convertible Senior Notes Offering

On November 24, 2025 the Company closed an offering of 5.00% convertible senior unsecured notes due 2031 (the "Notes") for an aggregate principal amount of USD $300,000,000 ($423,240,000), which includes the exercise in full by the initial purchasers of their option to purchase an additional USD $50,000,000 of notes (see Note 10).

The Company undiscounted contractual cash flow related to Convertible Notes amount to USD $17,292,561 within one year, USD $45,479,286 between two to four years, and USD $315,159,756 five years from the reporting date.

iii. Market risk

This risk relates to fluctuations in commodity and equity prices. The Company closely monitors commodity prices of precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in pricing may be significant.

As of January 31, 2026, the Company has outstanding convertible senior unsecured notes that may be converted into common shares upon the occurrence of certain conditions. As a result, the Company is exposed to market risks associated with fluctuations in the market price of its common shares. If the market price of the Company's common shares exceeds the applicable conversion price, holders of the notes may elect to convert their holdings, which could result in dilution to existing shareholders.

In connection with the issuance of the notes, the Company entered into capped call transactions intended to reduce potential dilution and/or offset cash settlement obligations upon conversion of the notes. The capped call transactions are subject to a cap price and will not offset dilution or settlement amounts above such price.

iv. Foreign currency risk

Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar, United States dollar, and Mexican Peso will affect the Company's operations and financial results. The Company and its subsidiaries are exposed to foreign currency risk to the extent that it has monetary assets and liabilities denominated in foreign currencies.

The Company measures the effect on total assets or total receipts of reasonably foreseen changes in interest rates and foreign exchange rates. The analysis is used to determine if these risks are material to the financial position of the Company. A 1% change in foreign exchange rate of MXN to USD would increase/decrease the net and comprehensive loss for the nine months ended January 31, 2026, by approximately $41,000 (January 31, 2025: $3,900). A 1% change in foreign exchange rate of CAD to USD would increase/decrease the net and comprehensive loss for the nine months ended January 31, 2026, by approximately $398,000 (January 31, 2025: $124,000). Actual financial results for the coming year will vary since the balances of financial assets are expected to decline as funds are used for Company expenses.

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Notes to the Condensed Interim Consolidated Financial Statements
As at January 31, 2026, and April 30, 2025, and for the
three and nine months ended January 31, 2026, and 2025
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

v. Interest rate risk

The Company is exposed to interest rate risk on its short-term investments and convertible notes. The Company's convertible notes bear interest at a fixed rate.

Interest rate risk is the risk that the fair value, future cash flows and short-term investments of the Company will fluctuate due to changes in market interest rates. The average interest rate earned by the Company during the nine-month period ended January 31, 2026, on its cash and cash equivalents and short-term investments was 1.59% (2025 - 1.59%). A 1% increase or decrease in the interest earned from financial institutions on cash and cash equivalents and short-term investments would result in approximately a $5,883,000 change in the Company's net and comprehensive loss (nine-month period ended January 31, 2025: $1,326,000).

vi. Price risk

This risk relates to fluctuations in commodity and equity prices. The Company closely monitors commodity prices of precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in pricing may be significant.

13. Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The Panuco-Copala property in which the Company currently has an interest are in the exploration stage, as such the Company has historically relied on the equity markets to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The capital structure of the Company consists of shareholders' equity, comprising issued capital and deficit. The Company is not exposed to any externally imposed requirements. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

14. Segment Information

The Company has one operating segment, principally mineral exploration, evaluation and development.

Geographic Information

The Company's non-current assets by location of assets are as follows:

	January 31, 2026	April 30, 2025
	$	$
Canada	77,742,652	7,906,067
Mexico	351,928,329	244,029,642
	429,670,981	251,935,709

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Notes to the Condensed Interim Consolidated Financial Statements
As at January 31, 2026, and April 30, 2025, and for the
three and nine months ended January 31, 2026, and 2025
(Unaudited, Presented in Canadian dollars except number of shares, options and per share amounts, unless otherwise noted)

15. Supplemental Financial Information

The following table summarizes changes in non-cash working capital items in operating activities:

	Nine months ended January, 31
	2026	2025
	$	$
Accounts payable and accrued liabilities	(1,904,201)	1,878,043
Due to related parties	355,197	(854,477)
Taxes receivable	(8,587,757)	6,734,703
Other receivables	(2,135,970)	103,374
Prepaid expenses	645,485	(1,503,491)
	(11,627,246)	6,358,152

The following table summarizes changes in non-cash items in financing activities:

	Nine months ended January, 31
	2026	2025
	$	$
Shares issued pursuant to property acquisition	10,131,139	2,694,681
Shares to be issued pursuant to property acquisition	6,244,535	8,827,694
Shares issued for warrants/RSUs/options	783,227	181,298

The following components of Finance costs are as follows:

	Nine months ended January, 31
	2026	2025
	$	$
Accretion expense (Note 10)	(2,479,274)	-
Convertible notes interest expense (Note 10)	(3,813,272)	-
Fair value changes:		-

Derivative Liabilities (Note 10)	(140,550,751)	-
Capped Call Derivative Options (Note 10)	(5,967,450)	-
Finance costs	(152,810,747)	-

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